14041110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BSP Securities, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

1380 West Paces Ferry Road NW, Suite 2060
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

David Parr, FINOP 404-848-1571
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLC
(Name – if individual, state last, first, middle name)

235 Peachtree Street, Suite 1800 (Address) **Atlanta** (City) **Georgia** (State) **30303** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 8 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, David Parr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BSP Securities, LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Ruchita Patel
Notary Public

Commission Expires [illegible]

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

INDEPENDENT AUDITOR'S REPORT

To the Member
BSP Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of BSP Securities, LLC (the "Company"), a wholly owned subsidiary of Banks Street Partners, LLC, as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BSP Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 14, 2014

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	241,484
Prepaid expenses		9,000
Receivable from non-customers		21,430
Total assets	$	271,914

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	4,011
Member's equity		267,903
Total liabilities and member's equity	$	271,914

See accompanying notes to statement of financial condition.

BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)

Notes to Statement of Financial Condition

(1) Description of Business and Summary of Significant Accounting Policies

Business

BSP Securities, LLC (the "Company") is a Georgia limited liability company formed on September 15, 2010, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker-dealer on December 16, 2011. The Company provides investment banking services primarily to small and mid-sized banks in the southeastern United States. Per its FINRA membership agreement, the Company is permitted to be an underwriting or selling group participant on a best efforts basis, a broker selling tax shelters or limited partnership in primary distributions, private placements of securities, and merger and acquisition services. The Company's primary source of revenue is providing merger and acquisitions services to small and mid-sized banks and thrifts.

Basis of Presentation and Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Receivable from Non-Customers

Receivable for Non-Customers represents money due to the Company from a client where services have been rendered. The Company believes the full amount of the receivable is collectable; therefore, no allowance for doubtful accounts has been recorded in these financial statements.

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date and sales concessions on settlement date. Advisory fees are recorded as earned.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2013, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Company's tax returns for 2011, 2012 and 2013 are subject to income tax examination.

Concentration of Credit Risk

The Company maintains cash balances at banks or other financial institutions. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit.

Limitation of Member Liability

Member liability is limited to the amount of capital contributed under Georgia limited liability corporation law.

(2) Related Party Transactions

Banks Street Partners, LLC, the 100% owner of the Company, provides ongoing administrative support, management, office space, office equipment and other services under a written Services Agreement. The monthly rate on the Services Agreement was $4,841 from January 2013 through July 2013. As of August 1, 2013, the Services Agreement was amended to change the monthly rate to $3,303. During the year ended December 31, 2013, the Company recorded service fees totaling $50,402 under the agreement. The Services Agreement can be cancelled at any time with consent of the Parent.

(3) Net Capital Requirements

The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $237,473 as defined, which was $232,473 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.017 to 1 at December 31, 2013.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(4) Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 14, 2014, the date on which the financial statements were available to be issued and nothing material was found.